SEATTLE GUMMY COMPANY

BUSINESS UPDATE

2022

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements contained in this presentation are "forward-looking statements." Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier, and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are made subject to certain risks and uncertainties which could cause actual results to differ materially from those presented here. You are cautioned not to place undue reliance on these forward-looking statements, which speak only to the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

R&D FOCUSED IP DRIVEN GUMMY TECHNOLOGY INCUBATOR


IP Licensing
R&D
Functional Gummy
Sports
Wellness
Gummy Medicine
Mocca Shots
SHOTS

COMPANY STRUCTURE


SEATTLE GUMMY COMPANY
R&D
Legal Regulatory
Gummy Medicine Company
Functional Gummy Company
SG (BJ) Technology Co. Ltd.
Marketing
Sales
Manufacturing
Fulfilment

FUNCTIONAL GUMMY COMPANY


FUNCTIONAL GUMMY COMPANY
OPERATION
PRODUCTS
MANUFACTURING
SALES
MARKETING
FULFILMENT

SGC CORE VALUE

1. We are obsessed with meeting customer's need
2. If we see something, we do something
3. We are flexible and agile
4. We are lean and frugal
5. Say what we do, and do what we say
6. Only results matter
7. There is always a solution, the simple solution is often the better solution
8. Calculated risk-taking
9. We own up to it
10. We treat others how we want to be treated

PRODUCT DEVELOPMENT GUIDING PRINCIPLE

- ✓Problem-solution based methodology
- ✓Lead with technology innovation
- ✓Performance focused results
- ✓Optimized with clean ingredients
- ✓Guided by market

Active Ingredients

+

Innovative gummy delivery platform

=



R&D COLLABORATION &IP LICENSING

- Research & Development Collaboration
- New product development and potential launch
- IP licensing

PRODUCT PORTFOLIO: NOW

ENERGY


Dutch Chocolate
MOCCA SHOTS
High Energy Gummies
Mint Chocolate
MOCCA SHOTS
Dark Chocolate Orange
MOCCA SHOTS
High Energy Gummies
Dark Chocolate Raspberry
MOCCA SHOTS
High Energy Gummies
Dark Chocolate Strawberry
MOCCA SHOTS
High Energy Gummies
SUGAR FREE

SPORTS


POWER UP
ENERGON QUBE
RECOVER
ENERGON QUBE
RECOVER
RECOVER SHOTS
MOCCA SHOTS

WELLNESS


SUGAR FREE
SLUMBER SHOTS
Melatonin and herbal blend for restful sleep
Elderberry & Goji Berry Multivitamin
IMMUNITY SHOTS
SUGAR FREE
ACV SHOTS
Apple Cider Vinegar Gummies

BEAUTY


SEATTLE BEAUTY
MULTIVITAMIN
SEATTLE BEAUTY
MIXED BERRY
SKIN PERFECTION
SEATTLE BEAUTY
GOLDEN GLOW
TURMERIC WITH GINGER

TCM


SEATTLE BEAUTY
FOREVER 29
SUGAR FREE
SLUMBER SHOTS
Melatonin and herbal blend for restful sleep

100% VERTICAL INTEGRATION

Sourcing

- Supply Chain Planning
- Purchasing
- Raw Material Inventory Management

Production

- Scheduling
- Resource allocation
- Continuous process improvement

Fulfillment

- Connection to the customer
- 24 hr SLA
- Accuracy is paramount

IN 2022

Established min 3x suppliers per raw material item

Leverage R&D to reduce supply chain and inflationary risks

Increased output 200% while maintaining worker productivity

Reduced error rate from 2% to .002%

CHANNELS

Supporting the purchase pathway for multiple channels from Independent Retailers to Walmart serving 4 primary channels and over 10 unique customer profiles

D2R	Regional Dist.	Nat. Distribution	Mass Grocery
SEATTLE GUMMY COMPANY	Core-Mark®	KeHE®	Walmart
FAIRE	STOCKED	UNFI™ BETTER FOOD. BETTER FUTURE.	TARGET
mable	COOL SUPPLIERS		
ABOUND	RC Taylor DISTRIBUTING		



CUSTOMER ACQUISITION

Website Traffic Acquisition


48%
21%
19%
5%
4%
2%
1%
Paid Ads
Organic Search
Direct
Organic Social
Unassigned
Referral
Email

Acquisition Channel Conversion Value


33%
25%
19%
14%
5%
3%
1%
Paid Ads
Direct
Organic Search
Unassigned
Email
Referral
Organic Social

Conversion Rate by Channel (Digital Funnel)


Organic Social
Paid Ads
Organic Search
Referral
Direct
Unassigned
Email
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%

AVERAGE MONTHLY SALES



Website
27%
38%
35%
Subscription
Repeat
New



Amazon
38%
62%
Repeat
New

CUSTOMER FEEDBACK 4.7/5

"Seattle Gummy Company Is The Future – Seattle Gummy Company rocks and offers the very best caffeine gummies for a ridiculously low price. If coffee is getting you no where and the overpriced swill is draining your wallet then this …

★★★★★ by Scott

"I really like these. – I really like these, always carry a packet in my purse, no shakie caffeine high, just a nice flow into getting things done."

★★★★★ by Beth Boyd

"Seattle Gummy Company offers the very best alternative to coffee in the morning when you don't have time to guzzle that morning joe,just pop a gummy and follow the beat of a different drummer that will keep you performing all day long."

★★★★★ by Scott

"Truly great product. No jitters, just energy and focus. I will continue to use this product."

★★★★★ by Manuel Martinez

"Love the Focus! I take it in the afternoon around 2 PM. It's really helped me stay focused. I no longer have an afternoon slump."

★★★★★ by Kenny Wagner

People love us

★ Trustpilot

"A staple in our home! – The product is amazing. I didn't know that this type of energy and clarity was possible to attain. Both the product and the website and service are a pleasure to work with. Thanks!"

★★★★★ by KATE

"Moca Shots – Great product and very easy to order online. Product shipped immediately and I received it promptly and in excellent condition. Will definitely order again!"

★★★★★ by Christy Kelley

"Get up an go… – Love Seattle Gummy Co., helps me get up an go when I don't want to drink a lot of liquid."

★★★★★ by Alex Broady

"Love the Sleep gummies, easy to take, taste good, WORK for me, and appreciate that they are sugar free!"

★★★★★ by TheFitFork

"One of the Best Out There – The gummies very good and are very effective. I used them before a 5k and before/during a sprint triathlon with a hilly bike ride as well as in training to test them out. They worked great for me without upsetting my …

★★★★★ by Anita

RETAIL MATURITY

NATIONAL ROLLOUTS
Changing the game

DIST. & BIG BOX TESTS
Proving the disruption

REGIONAL PUSH
Establishing our presence

LOCAL & GRASS ROOT
Creating the Ground Swell

TIME →

COMPLEXITY ↑

Profitability	Leverage data across all channels to identify opportunities to cross/upsell and improve profitability	Leverage data across all channels to identify opportunities to cross/upsell and improve profitability	Leverage data across all channels to identify opportunities to cross/upsell and improve profitability	Leverage data across all channels to identify opportunities to cross/upsell and improve profitability
Drive Customers	Proactive focus on customer experience and driving foot traffic	Proactive focus on customer experience and driving foot traffic	Proactive focus on customer experience and driving foot traffic	Proactive focus on customer experience and driving foot traffic
Build Awareness	Events	Events	Events that drive awareness	Events that drive expansion
Groundswell	Independent retail and multiple store owners	Independent retail and multiple store owners	Independent retail and multiple store owners	Independent retail and multiple store owners

2022 – NATURAL

KeHE

HARMONS NEIGHBORHOOD GROCER

STATER BROS. markets

United supermarkets

UNFI BETTER FOOD. BETTER FUTURE.

XpresSpa

infra Independent Natural Food Retailers Association

King Kullen America's First Supermarket

THRESHOLD ENTERPRISES, LTD.

NASSAU CANDY Specialty Confections & Fine Foods

metropolitanmarket

2022 – MASS, C-STORES

2022 – RETAIL MARKETING

- **Secondary Displays**
  - ✓ Incremental marketing dollars are needed to drive trial and impulse purchases via secondary displays

- **Third Party Shopping Apps**
  - ✓ Funding 3rd party apps to boost awareness and spur trial is needed in major retailers such as Walmart and Target.com, where promotional opportunities are limited



Convenience Store Rack


GOMITAS ENERGÉTICAS CON CAFEÍNA
1 pack= 2 cafés
5g de azúcar por gomita
Libre de gluten
Energía en 5min
100mg de cafeína por gomita

Shelf Talker


11.5'=30cm
19'=48.5cm
10 and 1/2 inches
12.5'=31.75cm
45.5'=115.6cm
58'=147.5cm
14 inches
3 and ¾ inches

Shippers


FREE BOX
Good for any 4-pack box of Mocca Shots caffeine gummies in a Walmart Store near you
MAX VALUE $11.88
Walmart

Coupons

Third Party Shopping Apps

STRATEGIC PARNERSHIP




NASCAR
xfinity
MONSTER ENERGY
Ford
HAAS
Mobil 1
GOODYEAR
MECHANIX WEAR
SEATTLE GUMMY COMPANY


MOCCA SHOTS
High Energy Gummies



THE NEXT BIG THING

SEATTLE GUMMY COMPANY


food
Unwrapped
NO RETREAT
BUSINESS BOOTCAMP
98

Television

Our innovative products, manufacturing process and go-to-market approach has grabbed the attention of producers across the nation with more expected to come!

Sponsorships

We are featured in 4 race series this year with national coverage along with Amazon Prime sponsorship with AVP players and televised events.

GET _____ DONE!

Events

With our strong push for sponsored events, a nationwide events team will target over 20 large televised events with 1M+ people in total attendance.

Partnerships

Like retail, the customer journey is top of mind. Our aggressive influencer program ensures that that even with digital we put the "human" first.

CNBC: NO RETREAT BOOT CAMP


NO RETREAT
BUSINESS BOOTCAMP
EXCLUSIVE CLIP
CNBC











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High Energy Gummies
1 pack =
Supplement Facts: Serving Size: 1 Gummy (7g), Servings Per Pack: 2 Calories 25, Protein 0g (0%DV), Total Fat 0g (0% DV), Trans Fat 0g, Total Carbohydrates 6g (2% DV), Sugars 5g, Added Sugars 5g (10% DV), Sodium 5mg (0% DV), Riboflavin 720mcg (60% DV), Niacin 8.4mg (50%), Vitamin B6 0.84mg (50% DV), Vitamin B12 2.5mcg (100% DV), Caffeine 50mg, Percent Daily Values (DV) are based on a 2,000 calorie diet.
Other Ingredients: Tapioca Syrup, Sugar, Strawberry Powder, Fruit Pectin, Cacao Butter, Citric Acid, Ginkgo Extract, Sodium Citrate, Natural Flavor.
Each pack contains 100mg of caffeine.
Directions: Enjoy 1 gummy as needed for a boost of energy. Not recommended to take more than 4 packs per day.
Not recommended for young children, pregnant or nursing women, or persons sensitive to caffeine.
GET ___ DONE®
SEATTLE GUMMY COMPANY
Renton, Washington, 98057
www.seattlegummy.com
Questions? info@seattlegummy.com
CONTAINS CAFFEINE
PATENT PENDING
NET WT 0.5 OZ (14G)
DIETARY SUPPLEMENT
8 50032 71330 6


SPARTAN
SPARTAN
SPARTAN

INTERNATIONAL SALES






CIMA SAN JOSE



2022 – INTERNATIONAL



SINGAPORE



COSTA RICA



CHINA



CANADA

Guardian, Great World City , Singapore


fitness studio
KEEP MUUVING FORWARD
THE BAR THAT RAISES THE BAR.

Cold Storage, Great World City, Singapore



SEATTLE
GUMMY
COMPANY

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